SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                              United Mexican States
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes     No  X
                                     ---    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                  Yes     No  X
                                      ---    ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

[PEMEX LOGO]

                                                   For more information contact:
                                             Investor Relations (5255) 1944 9700
                                              Esteban Levin elevin@dcf.pemex.com
                                            Celina Torres ctorresu@dcf.pemex.com
                                              David Ruelas druelas@dcf.pemex.com
                                         Rolando Galindo rgalindog@dcf.pemex.com
--------------------------------------------------------------------------------

                                                               February 27, 2004

             Pemex financial results report as of December 31, 2003

Financial      Pemex, Mexico's oil and gas company and the world's 8th largest
highlights     integrated oil and gas company(1), announced its unaudited consolidated financial results for the twelve months ending
               December 31,2003

               o Total sales rose 30%, compared to 2002, reaching Ps. 626.1 billion (US$55.7 billion)(2)
               o    Crude oil exports averaged 1,844 Mbd, up 8%
               o Income before taxes and duties increased 29% to Ps. 340.6 billion (US$30.3 billion)
               o The net loss in 2003 increased 37% to Ps. 41.8 billion (US$3.7 billion), compared to the net loss of Ps. 30.5 billion in 2002

                                     Table 1
--------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                            Financial results summary
--------------------------------------------------------------------------------
                                         Twelve months ending December 31,
                                       2002        2003     Change      2003
                                       ----        ----     ------      ----
                                           (Ps. mm)                   (US$mm)
Total sales                             481,437    626,141       30%     55,726
      Domestic sales(1)                 314,271    387,251       23%     34,465
      Exports                           167,166    238,890       43%     21,261

Income before taxes and duties(1)       263,098    340,556       29%     30,309

      Taxes and duties                  293,591    382,338       30%     34,028

Net income (loss)                       (30,492)   (41,782)      37%     (3,719)

EBITDA(2)                               193,574    315,477       63%     28,077
      EBITDA / Total interest cost          7.8       14.7
      Total debt / EBITDA                   1.6        1.3

--------------------------------------------------------------------------------
(1) Includes the Special Tax on Production and Services (IEPS). As of December 2002 this figure was Ps. 114.5 and as of December 2003, Ps. 94.1.

(2) Excludes IEPS.

Note: numbers may not total due to rounding.

----------------------
(1)  According to the Petroleum Intelligence Weekly Ranking 2003.

(2) Amounts in US dollars are translated at the December 31, 2003 exchange rate of Ps. 11.236 per US dollar.

Operational    Total hydrocarbons production during 2003 amounted to 4,756
highlights     thousand barrels of crude oil equivalent per day, 5% greater than the production achieved in 2002:

               o Crude oil production increased 6% and hit a new record high totaling 3,371 thousand barrels per day (Mbd)

               o Natural gas production rose 2% to 4,498 million cubic feet per day (MMcfd)

               o    Natural gas liquids production increased 3% to 418 Mbd

               As of December 31, 2003, Mexico's proved oil and gas reserves were 18.9 billion barrels of crude oil equivalent (MMMbcoe).

--------------------------------------------------------------------------------

Operating items

Exploration and production

Record         In 2003, thanks to its extensive investment program, Pemex
production     increased its crude oil production by 6% and reversed the
levels         declining trend in the production of natural gas observed since
               1999. Similarly, Pemex attained new record high on the annual average crude oil production, reaching 3,371 Mbd.

Drilling       Moreover, and aligned with the objectives of increasing total
activity       reserves and improving the reserves' replacement ratio, during
               2003 exploratory and development wells climbed 60% and 25%, respectively, compared to 2002.

               Drilling activity from 2000 to 2003 can be summarized as follows:


                                    Figure 1
                       Development and exploration wells
                               (number of wells)

                        2000    2001    2002    2003

Exploration               37      53      55      88
Development              210     406     404     506
Number of Wells          247     459     459     594

Hydrocarbon    As of December 31, 2003, proved hydrocarbon reserves totaled 18.9
reserves       MMMboe.

               The net reduction of proved reserves in 2003 equaled 1,182 million barrels of crude oil equivalent (MMboe). This was a result of an accumulated annual production of 1,587 MMboe and an increment of proved reserves of 405 MMboe.

               The addition of 405 MMboe of proved reserves was given by a 152 MMboe resulting from new developments and 253 MMboe from a positive revaluation of existing reserves. Accordingly, the proved reserves replacement ratio, including new developments and revaluations, was 26%.

               The reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the data of an estimate may justify revision of an estimate.

               In September 2002 Pemex announced a revision of Mexico's oil and natural gas reserves, as a result of the adoption of the Securities and Exchange Commission (SEC) criteria for proved reserves.

Multiple       By the end of January 2004, five of the seven blocks offered
Services       under the Multiple Services Contracts (MSC) mechanism were
Contracts      awarded: Reynosa-Monterrey, Cuervito, Mision, Fronterizo and
               Olmos. The total expected investment of these five contracts is US$4.3 billion.

               Leveraging on the efficiency of private contractors, the MSC's are expected to provide Pemex with substantial savings over their lives.

               No proposals were presented on last year's November 5th and 12th bidding processes for the Corindon-Pandura and Ricos blocks. Pemex is evaluating its options for re-bidding these two blocks.

                                     Table 2

-------------------------------------------------------------------------------------------------------------------------
       Award date               Block                          Contractor                 Expected investment amount
                                                                                                    (US$million)
-------------------------------------------------------------------------------------------------------------------------
October 16, 2003           Reynosa-Monterrey       Repsol                                                          2,437
-------------------------------------------------------------------------------------------------------------------------
October 23, 2003           Cuervito                Petrobras, Teikoku Oil. Co., Ltd.
                                                   and D&S Petroleum                                                 260
-------------------------------------------------------------------------------------------------------------------------
October 30, 2003           Mision                  Industrial Perforadora de
                                                   Campeche and Tecpetrol                                          1,036
-------------------------------------------------------------------------------------------------------------------------
November 19, 2003          Fronterizo              Petrobras, Teikoku Oil. Co., Ltd.
                                                   and D&S Petroleum                                                 265
-------------------------------------------------------------------------------------------------------------------------
January 15, 2004           Olmos                   Lewis Energy Group                                                344
-------------------------------------------------------------------------------------------------------------------------



Gas and basic petrochemicals

Gas            Continuing with its efforts to ensure a sufficient and timely
processing     supply of natural gas in Mexico, during 2003 Pemex completed the
and            construction of three processing plants at the Arenque complex (a
distribution   sweetening plant, a modular cryogenic plant and a sulfur recovery plant). These will permit processing the gas available in the Altamira region in northeastern Mexico.

               In November, Pemex began operations of the distribution system Estacion 19 - San Fernando, a 71-mile and 36-inch pipeline, which will allow increasing the north-south distribution of natural gas in Mexico from 650 MMcfd to 1,000 MMcfd.

               In March, Pemex began operating an 85-mile and 30-inch pipeline which interconnects the Kinder Morgan system with the Pemex system and has a transportation capacity of 375 MMcfd. With this additional capacity, Pemex will be able to deliver natural gas to the power stations in the Huinala region, in northern Mexico.

               Finally, and consistent with Pemex's commitment to the environment, in August the company started operations of a new sulfur recovery plant in the Poza Rica Complex. All of Pemex's sulfur processing plants' emissions comply with Mexican regulations and are below the limit established by the Environmental Protection Agency in the United States.

Refining

Minatitlan     In December 2003, Pemex began the revamping of the Minatitlan refinery. This project is expected to conclude in August 2008 at an estimated investment cost of US$1.3 billion. The project's objectives are to increase production of gasoline, diesel and jet fuel by approximately 98, 43 and 5 Mbd, respectively.

Projects       During the year, Pemex completed the following projects:
completed

               o    A coker plant at the Cadereyta refinery
               o A naphtha hydrodesulfuration plant and a butanes isomerization plant at the Madero refinery
               o A pipeline from Nuevo Teapa, in southeastern Mexico, to the Madero and Cadereyta refineries in northern Mexico
               o A pipeline from the Cadereyta refinery to Reynosa, and to the border town of Matamoros
               o A marginal pier in the city of Progreso, in the state of Yucatan

               The completion of the above projects is partially shown in the 2003 results, and will be significantly reflected in 2004 results.

Refined        During 2003, crude oil processing increased 3.2%, or 40 Mbd, as
products       compared to 2002. Accordingly, production of refined products increased 5% to 1,555 Mbd. In particular, during 2003 gasoline and diesel production increased 11.7% and 15.3% respectively.

Refining       The refining margin improved 52%, from US$1.77 per barrel in 2002
margin         to US$2.69 per barrel in 2003. This is due to the enhancement of
               Pemex's process capacity, resulted from the revamping of its refineries and higher refined petroleum products prices.

Franchises     In 2003, the number of franchise gas stations grew to 5,979 from
               5,562 in 2002.

Petrochemicals

Petrochemical  In order to foster efficiency and enhance the value added of the
facilities     production of petrochemicals, during 2003, Pemex:

               o Completed the first stage of improvements to the Morelos and La Cangrejera petrochemical centers. As a result of this, ethylene production is expected to increase by about 200 thousand tons (Mt)
               o Resumed production of paraxylene, a key component of polyethylene terephtalate (PET), at La Cangrejera
               o Started operations of a high-density polyethylene (switch) plant with a production capacity of 100 Mt
               o Modified the process of aromatics in order to produce simultaneously heptanes and hexane or iso-hexane. Beforehand, it was only possible to produce heptanes and hexane

               In 2004, Pemex expects to complete the expansion of a vinyl chloride plant at the Pajaritos petrochemical center from 200 Mt to 405 Mt.

Petrochemicals During 2003, total petrochemicals production rose by 4%, to
production     10,296 Mt, compared to 9,880 Mt in 2002.

--------------------------------------------------------------------------------

International trade (3)

Record level   In 2003, Pemex accomplished a new annual record level of crude
of crude oil   oil exports, averaging 1,844 Mbd, 8% higher than in 2002. Of this
exports        amount, approximately 87% consisted of heavy crude oil and the rest of light and extra-light crude oils.

               78% of the total crude oil exports were allocated to the United States, while the remaining 22% was distributed to Europe, the Far East, and to the rest of America.

               During the year, the weighted average export price of the Mexican crude oil basket was US$24.81 per barrel, compared to US$21.37 per barrel in 2002.

               In 2003, imports of refined products declined 18%, compared to 2002, to 287 Mbd, while imports of petrochemicals climbed 80% to 532 Mt. Natural gas imports ascended to 757 MMcfd, compared to 592 MMcfd in 2002.

---------------
(3)  Source: PMI.


--------------------------------------------------------------------------------


2003 financial results

Inflationary   For 2003 Pemex, has fully adopted the standards established by
restatement    Bulletin B-10 under Mexican Generally Accepted Accounting
               Principles (MEXGAAP) for the evaluation and presentation of financial information in an inflationary environment.

Total sales

Total sales    Pemex reported total sales (including the special tax on
               production and services, IEPS) of Ps. 626.1 billion (US$55.7 billion) for 2003, compared to Ps. 481.4 billion in 2002.

Domestic sales Total domestic sales (including IEPS and an inflationary effect of Ps. 6.2 billion) were Ps. 387.3 billion (US$34.5 billion) compared to Ps. 314.3 billion in 2002:

               o Sales of refined products in the domestic market without IEPS were Ps. 222.9 billion (US$19.8 billion), on a volume of 1,684 Mbd. The IEPS tax collected on those sales totaled Ps. 94.1 billion (US$8.4 billion)

               o Natural gas sales were Ps. 51.9 billion (US$4.6 billion), on a volume of 2,621 MMcfd

               o Petrochemical sales were Ps. 12.2 billion (US$1.1 billion), on a volume of 3,144 Mt

               The 23% increase in domestic sales revenue reflects unit price increases as well as higher volumes.

Exports Export sales were Ps. 238.9 billion (US$21.3 billion), an increase of 43% from Ps. 167.2 billion in 2002. Export sales increased as a result of higher prices for the Mexican crude oil export mix, an increase in sales volumes, and the depreciation of the peso against the dollar.

Costs and expenses

Costs and      Costs and expenses increased 27%, with respect to 2002, reaching
expenses       Ps. 260.9 billion (US$23.2 billion).
grew 27%

Cost of sales  Cost of sales increased 33% to Ps. 209.1 billion (US$18.6 billion) in 2003 from Ps. 157.8 billion in 2002. The increase of Ps. 51.3 billion is mainly composed by the following variations:

               o    Ps. 20.2 billion (US$1.8 billion) in maintenance costs
               o Ps. 12.5 billion (US$1.1 billion) in product purchases - especially natural gas imports -
               o Ps. 9.5 billion (US$0.9 billion) in depreciation charges, and
               o an offsetting effect in the inventory valuation of crude oil and refined products of Ps. 4.4 billion (US$0.4 billion)

Other          Transportation and distribution expenses increased 12% from Ps.
operating      15.0 billion in 2002 to Ps. 6.7 billion in 2003 (US$1.5 billion).
expenses

               Administrative expenses increased 9% from Ps. 32.1 billion in 2002 to Ps. 35.1 billion in 2003 (US$3.1 billion).

               Cost of the reserve for retirement payments, pensions and indemnities increased 4% from Ps. 37.1 billion in 2002 to Ps.
               38.7 billion in 2003 (US$3.4 billion). This cost is distributed amongst the cost of sales, the transportation and distribution expenses and the administrative expenses.



Operating Income

Higher income  The operating income totaled Ps. 365.2 billion (US$32.5 billion),
before taxes   32% higher than the comparable figure of 2002, Ps. 276.5 billion.

Comprehensive financing cost

Full           The comprehensive financing cost account emerges as a result of
application    the full application of the standards established by MEXGAAP. The
of MEXGAAP     comprehensive financing cost includes:

               o    Net interest
               o    Foreign exchange loss or gain, and
               o    Monetary loss or gains

Net interest   Net interest expense increased 3%, to Ps. 14.2 billion (US$1.3 billion) in 2003 from Ps.13.8 billion in 2002. The registration of net interest from the previous accounting methodology did not change as it was already accounted as established in MEXGAAP.

Foreign        Foreign exchange loss in December 2003, totaled Ps. 25.4 billion
exchange       (US$ 2.3 billion), compared to a foreign exchange gain in
loss           December 2002 of Ps. 0.4 billion.

               Under the previous accounting methodology, Pemex could capitalize its foreign exchange losses when the acquisition of an asset was financed by a liability. From 2003 and forth this capitalization practice will not be allowed.

Monetary gain  Monetary gain for 2003 was Ps. 11.7 billion (US$1 billion).

               Monetary loss or gain results from the position on monetary assets and monetary liabilities. Monetary liabilities and monetary assets loss or gain value in an inflationary environment. Therefore, when the company's monetary liabilities are greater than the company's monetary assets, there is a monetary gain and vice versa.

                                     Table 3
--------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                          Comprehensive financing cost
--------------------------------------------------------------------------------

                                          Twelve months ending December 31,
                                        2002       2003     Change      2003
                                        ----       ----     ------      ----
                                                 (Ps. mm)             (US$mm)

Comprehensive financing cost             13,347     27,881      109%      2,481
      Net interest                       13,773     14,236        3%      1,267
      Foreign exchange loss (gain)         (426)    25,384                2,259
      Monetary loss (gain)                    -    (11,739)              (1,045)

Note: numbers may not total due to rounding.
--------------------------------------------------------------------------------

Other expenses (revenues)

Other          During 2003, there was a positive impact in the net balance of
revenues       the account other expenses (revenues). It increased by Ps. 3.3 billion (US$0.3 billion) and is mainly the result of PMI trading activities.

Income before taxes and duties

Income before  Income before taxes and duties was Ps. 340.6 billion (US$30.3
taxes          billion) in 2003, 29% higher than Ps. 263.1 billion in 2002.

Taxes and duties

Same increase Pemex's taxes and duties payment is equivalent to 60.8% of its as total sales total sales plus the excess gains duties. During 2003, taxes and duties (including IEPS) increased 30%, to Ps. 382.3 billion (US$34 billion) from Ps. 293.6 billion in 2002, due to an increase in total sales.

Excess gains   Pemex paid Ps. 18.7 billion (US$1.7 billion) in excess gains
duties         duties in 2003, which represents a 39.2% tax on crude oil export revenues above the Mexican government's crude oil price budgetary assumption of US$18.35 per barrel for 2003. Pemex paid Ps. 13.8 billion in excess gains duties in 2002.

                                     Table 4

------------------------------------------------------------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                                Taxes and duties

                                                                                   Twelve months ending December 31,
                                                                2002                    2003                Change            2003
                                                                ----                    ----                ------            ----
                                                                                      (Ps. mm)                               (US$mm)
Total taxes and duties                                         293,591                382,338                 30%             34,028
         Hydrocarbon extraction duties and other
          (excluding excess gains duties)                      165,333                269,568                 63%             23,991
         Special Tax on Production and Services (IEPS)         114,491                 94,076                -18%              8,373
         Excess gains duties                                    13,766                 18,694                 36%              1,664

Note: numbers may not total due to rounding.
------------------------------------------------------------------------------------------------------------------------------------

Net loss

Net loss In 2003 Pemex reported a net loss of Ps. 41.8 billion (US$3.7 billion), compared to a net loss of Ps.30.5 billion in 2002.

               The increase of Ps. 11.3 billion (US$1 billion) in the net loss is mainly explained by the foreign exchange loss of Ps. 25.8 billion (US$2.3 billion), derived by the depreciation of the peso against the dollar during the year. This was partially offset by the monetary gain of Ps. 11.7 billion (US$1 billion) and the balance between other revenues and other expenses of Ps. 3.2 billion (US$0.3 billion).

EBITDA

EBITDA grew    For 2003, EBITDA, which is reconciled to net income as shown in
63%            the following table, was Ps. 315.5 billion (US$28.1 billion), representing an increase of 63% compared to Ps. 193.6 billion in 2002.

               Depreciation and amortization totaled Ps. 41.1 billion (US$3.7 billion) in 2003 as compared to Ps. 31.6 billion in 2002.

               The EBITDA margin (EBITDA / total sales excluding IEPS) increased to 59% from 53% in the prior year.

                                     Table 5
--------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                              EBITDA reconciliation
--------------------------------------------------------------------------------
                                         Twelve months ending December 31,
                                       2002       2003      Change     2003
                                       ----       ----      ------     ----
                                               (Ps. mm)               (US$mm)
Net income (loss)                      (30,492)    (41,782)     37%      (3,719)
+     Taxes and duties                 293,591     382,338      30%      34,028
-     Special Tax on Production and    114,491      94,076     -18%       8,373
      Services (IEPS)
+     Comprehensive financing cost      13,347      27,881     109%       2,481
+     Depreciation and amortization     31,620      41,116      30%       3,659

EBITDA                                 193,574     315,477      63%      28,077

Note: numbers may not total due to rounding.
--------------------------------------------------------------------------------


Total assets

Assets         As of December 31, 2003, total assets increased 19% to Ps. 832.1 increased 19%  billion (US$74.1 billion) in comparison to the prior year:

               o Current assets increased 36%, reflecting higher levels of cash and receivables
               o Fixed assets increased 8%, reflecting new investments and the revaluation of assets
               o Other non-current assets increased 57%, largely as the result of the calculation of the intangible asset for labor liabilities

Total liabilities

Liabilities    Total liabilities increased 31% to Ps. 783.1 billion (US$69.7 increased 31%  billion) compared to 2002:

               o Current liabilities increased 19%, as a result of a higher level of total short-term debt and other current liabilities related to increased sales
               o Long-term liabilities increased 34%, to Ps. 647.7 billion (US$57.6 billion), due to a higher level of total long-term debt and an increase in the reserve for retirement payments, pensions and seniority premiums

               Total debt is discussed in greater length below under "Financing Activities" section.

Reserve for    The reserve for retirement payments, pensions and seniority
retirement     premiums increased 33% to Ps. 283.7 billion (US$25.2 billion)
payments       from Ps. 213.3 billion in 2002.


               The increase of Ps. 70.4 billion (US$6.3 billion) is integrated by:

               o Ps. 42.3 billion (US$3.8 billion) from the use of inflation adjusted discount rates, rather than nominal rates, for the calculation of actual obligations
               o Ps. 27.7 billion (US$2.5 billion) caused by the annual increase of population, seniority, salaries, pensions and other post-retirement benefits
               o Ps. 6.9 billion (US$0.6 billion) due to a decrease of one year in the funding period, and
               o An offsetting effect of Ps. 6.5 billion (US$0.6 billion) from an increase in the funding of the pension plan assets

Equity

Equity         As of December 31, 2003, Pemex's equity was Ps. 49 billion (US$
reduction      4.4 billion), declining Ps. 51.7 billion from December 31, 2002.
               This reduction is mainly explained by:

               o    The 2003 net loss of Ps. 41.8 billion (US$3.7 billion)
               o The payment of Ps. 9.7 billion (US$0.9 billion), corresponding to the minimum guaranteed dividends paid to the Mexican government in May 2003
               o The elimination of the balance of the specific oil-field exploration and depletion reserve, which was Ps. 9.8 billion (US$0.9 billion). From now on the accounting methodology for exploration and drilling costs will be in line with the United States Generally Accepted Accounting Principles (USGAAP)
               o The positive effect of the net value of the restatement of equity, which is Ps. 9.6 billion (US$0.9 billion)

Methodology    Since 2004, Pemex will apply an accounting methodology for
for            drilling expenses in order to make it comparable with
drilling       international standards (successful efforts).
expenses

--------------------------------------------------------------------------------

Financing activities

Capital expenditures

Higher capex   Pemex's realized capital expenditures were US$10.7 billion, translated using an exchange rate of Ps. 11.236 per US dollar.

2004           For 2004, the capital expenditures budget was increased to US$12
allocation     billion (US$1 = Ps.11.236) and will be allocated as follows:

               o    Production 79.4%
               o    Exploration 13.3%
               o    Refining 3.9%
               o    Gas and basic petrochemicals 2.1%
               o    Petrochemicals 0.9%
               o    Other 0.3%

               Approximately 92% of the budgeted capital expenditures for 2004, or US$11 billion, will be used to fund Pidiregas projects.

Financing needs

In 2003        During 2003, Pemex raised US$10.9 billion to fund Pidiregas
Pemex          projects. Of the total amount raised, 13% was in Mexican pesos
raised         and the rest in other currencies. The sources of financing were
US$10.9        as follows:
billion

               o    US$4.5 billion in foreign capital markets
               o    US$0.6 billion in the Mexican capital market
               o US$3.7 billion in bank loans, including syndicated loans aggregating US$2.3 billion in December
               o    US$2.1 billion through Export Credit Agencies (ECA's)

2004           In 2004, Pemex's financing program for Pidiregas projects
financing      contemplates raising between US$7 and US$8 billion to be
program        allocated as follows:

               o    US$2 - US$2.5 billion in foreign capital markets
               o    US$2 - US$2.5 billion in the Mexican capital market
               o    US$1.8 billion in bank loans
               o    US$1.3 billion in ECA's

Total debt

Total debt of  As of December 31, 2003, total consolidated debt including
US$37.1        accrued interest was Ps. 416.3 billion (US$37.1 billion). This
billion        figure represents an increase of 33%, or Ps.103.3 billion
               compared to 2002. Total debt includes:

               o Documented debt of Petroleos Mexicanos, the Pemex Project Funding Master Trust in Delaware and a trust, recently created under Mexican laws and regulations, denominated F/163
               o    Notes payable to contractors
               o    Sale of future accounts receivable

                                     Table 6
--------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                             Consolidated total debt
--------------------------------------------------------------------------------
                                                        As of December 31,
                                         2002        2003     Change      2003
                                         ----        ----     ------      ----
                                                (Ps. mm)              (US$mm)
Documented debt(1)                      240,545    361,152       50%     32,142
      Short-term                         49,497     57,536       16%      5,121
      Long-term                         191,048    303,616       59%     27,022

Notes payable to contractors             28,997     15,022      -48%      1,337
      Short-term                          1,578      1,834       16%        163
      Long-term                          27,419     13,188      -52%      1,174

Sale of future accounts receivable(2)    43,439     40,146       -8%      3,573
      Long-term                          43,439     40,146       -8%      3,573

Total debt                              312,981    416,321       33%     37,052
      Short-term                         51,074     59,370       16%      5,284
      Long-term                         261,906    356,951       36%     31,769

(1) Consistent with Securities and Exchange Commission filings.
(2) Equivalente to Pemex Finance debt.
Note: numbers may not total due to rounding.
--------------------------------------------------------------------------------


Short-term     Total debt with a remaining maturity of less than twelve months
debt           was Ps. 59.4 billion (US$5.3 billion) as of December 31, 2003, including:

               o    Ps. 57.5 billion in documented debt
               o    Ps. 1.9 billion in notes payable to contractors

               As of December 31, 2002, the corresponding amounts were Ps. 49.5 billion and Ps. 1.6 billion, respectively. The total amount was Ps. 51.1 billion.

Long-term      Total long-term debt as of December 31, 2003 was Ps. 357 billion
debt           (US$31.8 billion). This figure includes:

               o    Ps. 303.6 billion in documented debt
               o    Ps. 13.2 billion in notes payable to contractors
               o    Ps. 40.2 billion in sale of future accounts receivable

               As of December 31, 2002 these figures were Ps. 191 billion, Ps.
               27.4 billion and Ps. 43.5 billion, respectively. The total amount was Ps. 261.9 billion.

Ratios The ratio of EBITDA to total interest cost was 14.7 as of December 2003 compared to 7.8 as of December 2002.

               Total debt/EBITDA was 1.3 as of December 2003 and 1.6 as of December 2002.

Maturity       The following table shows the maturity profile of the total
profile        debt by currency:

                                     Table 7
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                                Maturity profile
--------------------------------------------------------------------------------

                                                 As of December 31, 2003
                                                         Ps.mm        US$mm

Documented debt in pesos                                 25,601       2,279
                                     2004                 4,879         434
                          2005 and beyond                20,722       1,844

Documented debt in other                                390,719      34,774
currencies                           2004                54,491       4,850
                                     2005                40,698       3,622
                                     2006                41,399       3,684
                                     2007                37,385       3,327
                          2008 and beyond               216,748      19,290

Total debt                                              416,321      37,052

--------------------------------------------------------------------------------
Note:  numbers may not add up due to rounding.

Capital markets

Master Trust   During 2003, the Pemex Project Funding Master Trust made the following issuances under its US$11 billion Medium-Term Note
               Program:

               o    GBP 250 million of 7.50% Notes due 2013
               o    US$750 million of 6.125% Notes due 2008
               o    US$500 million of 8.625% Bonds due 2022
               o    US$750 million of 7.375% Notes due 2014
               o    GBP 150 million of 7.50% Notes due 2013

               Additionally, the Pemex Project Funding Master Trust made the following issuances during the same period:

               o    EUR 750 million of 6.625% Guaranteed Notes due 2010
               o    EUR 500 million of 6.25% Guaranteed Notes due 2013
               o    US$500 million of Guaranteed Floating Rate Notes due 2009

F/163 In October, Pemex , through the Mexican trust F/163, made its first placements under its Ps. 20 billion peso bond program through the Mexican Stock Exchange. The peso instruments, issued on October 24, included:

               o    Ps. 3,000 million of floating rate instruments due 2007
               o    Ps. 2,500 million of floating rate instruments due 2009
               o    Ps. 1,000 million of 8.38% instruments due 2010

               These peso issuances were reopened in January 30, 2004 in the following amounts:

               o    Ps. 4,000 million of floating rate instruments due 2007
               o    Ps. 5,500 million of floating rate instruments due 2009
               o    Ps. 2,500 million of 8.38% instruments due 2010

Repcon Lux     In addition, in January 2004 RepCon Lux S.A., a newly formed
               Luxemburg financing vehicle, issued approximately US$1.37 billion of guaranteed exchangeable bonds due 2011. These bonds are guaranteed by Pemex and are exchangeable for shares of Repsol
               YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

Risk management

Crude oil      In December 2002 and January 2003, Pemex entered into short-term crude oil prices options to hedge against declines in crude oil prices. The amount hedged was around 20% of Pemex's total production.

Natural gas    In October 2003, Pemex, together with Mexico's Secretaries of
               Finance, Economy and Energy, announced a natural gas pricing program for Mexico's industrial consumers and dealers. Under this program, industrial consumers and dealers entered with Pemex into, either:

               o A three-year hedging agreement at US$4.50 per million of British Termal Unit (MMBtu); or
               o A one year hedging agreement at US$4.425 per MMBtu if the market price is below US$6 per MMBtu. If the market price is above US$6 per MMBtu, the client will pay the market price minus US$1.58 per MMBtu (US$4.425 per MMBtu plus the difference between the market price and US$6 per MMBtu)

               Additionally, Pemex has continued offering traditional hedging instruments to its clients.

--------------------------------------------------------------------------------

Annex

                                          Table A1
---------------------------------------------------------------------------------------------------------
               Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                                    Operating statistics
---------------------------------------------------------------------------------------------------------

                                                                Twelve months ending December 31,
                                                                  2002          2003          Change
                                                                  ----          ----          ------
Production
Total hydrocarbons (Mboed)                                          4,538         4,756             5%
Liquid hydrocarbons (Mboed)(1)                                      3,585         3,789             6%
          Crude oil                                                 3,177         3,371             6%
          Natural gas liquids (includes condensates)                  408           418             3%
Natural gas (Mboed)                                                   953           967             1%

Natural gas (MMcfd)                                                 4,423         4,498             2%
Refined products (Mbd)                                              1,481         1,555             5%
Petrochemicals (Mt)                                                 9,880        10,296             4%

Domestic sales
Natural gas (MMcfd)                                                 2,425         2,621             8%
Refined products (Mbd)                                              1,658         1,684             2%
          Gasoline                                                    566           601             6%
          Other                                                     1,092         1,083            -1%
Petrochemicals (Mt)                                                 3,213         3,144            -2%

Foreign trade(2)
Export volumes
      Crude oil (Mbd)                                               1,702         1,844             8%
          Heavy                                                     1,411         1,604            14%
          Light                                                        46            25           -46%
          Extra-light                                                 245           216           -12%
      Average realized price of crude oil exports (US$/b)           21.37         24.81            16%
      Refined products (Mbd)                                          156           179            15%
      Petrochemicals (Mt)                                             798           836             5%
Import volumes
      Natural gas (MMcfd)                                             592           757            28%
      Refined products (Mbd)                                          350           287           -18%
      Petrochemicals (Mt)                                             295           532            80%

---------------------------------------------------------------------------------------------------------

(1) 1 Mboed = 1 Mbd
(2) Source: PMI except natural gas imports.
Note: numbers may not total due to rounding.

                                    Table A2
--------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                           Consolidated balance sheets
--------------------------------------------------------------------------------

                                         As of December 31,
                                    2002      2003     Change    2003
                                    ----      ----     ------    ----
                                          (Ps. mm)         (US$mm)
Current assets                     123,654   168,081     36%   14,959
    Cash & cash equivalents         43,876    73,165     67%    6,512

    Accounts receivable             55,372    67,092     21%    5,971
    Inventories                     24,405    27,824     14%    2,476

Properties and equipment           486,098   526,188      8%   46,831
Other non-current assets            87,628   137,797     57%   12,264

Total assets                       697,379   832,066     19%   74,054

Short-term liabilities             113,771   135,415     19%   12,052
    Short-term debt(1)              51,074    59,370     16%    5,284
    Others(2)                       62,696    76,045     21%    6,768

Long-term liabilities              482,913   647,682     34%   57,643
    Long-term debt(3)              261,906   356,951     36%   31,769
    Reserve for retirement
    payments, pensions and
    seniority premiums             213,319   283,697     33%   25,249
    Other non-current liabilities(4) 7,688     7,034     -9%      626

Total liabilities                  596,684   783,097     31%   69,695

Total equity                       100,696    48,969    -51%    4,358

Total liabilities & equity         697,379   832,066     19%   74,054
--------------------------------------------------------------------------------
*Consolidated financial statements prepared in accordance with Mexican
Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Publicos. Financaial statements for the year 2002 are audited and for 2003, unaudited. For inflation recognition of the year 2002 Governmental Rule NIF-06-Bis "A" Section A was considered, and for the year 2003, Section C. As a consequence, 2003 inflation recognition is done in accordance with MEXGAAP.

(1) Includes maturities shorter than twelve months of documented debt (Petroleos Mexicanos, the Pemex Project Funding Master Trust and the F/163) and notes payable to contractors. As of December 2002 these figures were Ps. 49,497 and Ps. 1,578, respectively; as of December 2003, Ps. 57,536 and Ps. 1,834, respectively.

(2) Includes accounts payable to suppliers, accounts payable and accrued expenses, and taxes payable. As of December 2002 these figures were Ps. 29,271, Ps.6,732 and Ps. 26,694, respectively; as of December 2003, Ps. 32,868, Ps. 8,054 and Ps. 35,123, respectively.

(3) Includes maturities longer than twelve months of documented debt (Petroleos Mexicanos, the Pemex Project Funding Master Trust and the F/163), notes payable to contractors and sale of future accounts receivable. As of December 2002 these figures were Ps. 191,048, Ps. 27,419 and Ps. 43,439, respectively; as of December 2003, Ps. 303,616, Ps. 13,188 and Ps. 40,146, respectively.

(4) Corresponds to the balance of the reserve for sundry creditors and others.

Note: numbers may not total due to rounding.

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                           Table A3
                              Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                                            Consolidated statements of operations

                                                                Twelve months ending December 31,
                                                        2002           2003          Change         2003
                                                        ----           ----          ------         ----
                                                                    (Ps. mm)                       (US$mm)
Total sales                                               481,437         626,141          30%          55,726
      Domestic sales(1)                                   314,271         387,251          23%          34,465
      Exports                                             167,166         238,890          43%          21,261

Costs and expenses(2)                                     204,908         260,947          27%          23,224
      Cost of sales                                       157,802         209,126          33%          18,612
      Transportation and distribution expenses             14,962          16,705          12%           1,487
      Administrative expenses                              32,143          35,115           9%           3,125

Operating income                                          276,529         365,195          32%          32,502

Comprehensive financing cost(3)                            13,347          27,881         109%           2,481
Other expenses (revenues)                                      84          (3,243)                        (289)

Income before taxes and duties                            263,098         340,556          29%          30,309

Taxes and duties                                          293,591         382,338          30%          34,028
      Hydrocarbon extraction duties and other             179,099         288,262          61%          25,655
      Special Tax on Production and Services (IEPS)       114,491          94,076         -18%           8,373

Net income (loss)                                         (30,492)        (41,782)         37%          (3,719)


*Consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Publicos. Financaial statements for the year 2002 are audited and for 2003, unaudited. For inflation recognition of the year 2002 Governmental Rule NIF-06-Bis "A" Section A was considered, and for the year 2003, Section C. As a consequence, 2003 inflation recognition is done in accordance with MEXGAAP.

(1) Includes the Special Tax on Production and Services (IEPS). As of December 2002 this figure was Ps. 114.5 and as of December 2003, Ps. 94.1.

(2) Includes the cost of the reserve for retirment payments, pensions and indemnities. As of December 2002 this figure was Ps. 37,135 and as of December 2003, Ps. 38,735.

(3) Includes net interest, foreign exchange loss and the monetary loss or
(gain). As of December 2002 these figures were Ps. 13,773, Ps. (426) and zero, respectively; as of December 2003, Ps. 14,236, Ps. 25,384 and Ps. (11,739), respectively.

Note: numbers may not total due to rounding.
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                        Table A4
                            Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                                                         Equity

                                                                                As of December 31,
                                                                2002               2003        Change         2003
                                                                ----               ----        ------         ----
                                                                             (Ps. mm)                        (US$mm)
Total equity                                                    100,696           48,969       -51%           4,358
   Certificates of contribution "A"                              10,222           86,138       743%           7,666
   Specific oil-field exploration and depletion reserve           9,804                -                          -
   Revaluation surplus                                          190,523              165                         15
   Restatement of equity                                              -          127,904                     11,383
   Accumulated losses                                          (109,855)        (165,238)       50%         (14,706)
                                   From prior years             (79,363)        (123,456)       56%         (10,988)
                              Net loss for the year             (30,492)         (41,782)       37%          (3,719)

---------------------------------------------------------------------------------------------------------------------
Note: numbers may not total due to rounding.

                                    Table A5
----------------------------------------------------------------------------------------------
        Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies

  Changes in the balance sheet due to the adoption of standards established by
   MEXGAAP for the restatement of information in an inflationary environment
----------------------------------------------------------------------------------------------

          2002                                                2003
(NIF-06-BIS "A" section A)                          (NIF-06-BIS "A" section C)
----------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------
Inventory valuation       The restatement of     Inventory valuation     The restatement is
                          inventories was                                made using Mexico's
                          executed using                                 Consumer Price Index
                          "specific"
                          inflationary indexes

Fixed Assets              The restatement of     Fixed Assets            The restatement is
                          fixed assets was                               made using Mexico's
                          executed using                                 Consumer Price Index
                          "specific"
                          inflationary indexes
----------------------------------------------------------------------------------------------
Equity
----------------------------------------------------------------------------------------------
Certificates of           No inflationary        Certificates of         The restatement is
contribution "A"          restatement            contribution "A"        made using Mexico's
                                                                         Consumer Price Index

Revaluation Surplus       Restatement under      Restatement of          The restatement is
                          "specific"             shareholders equity     made using Mexico's
                          inflationary indexes                           Consumer Price Index
                          This account                                   This account gathers
                          gathered the                                   all restatements in
                          restatement of fixed                           the balance sheet
                          assets and
                          inventories

Retained earnings         No inflationary        Retained earnings       The restatement is
                          restatement                                    made using Mexico's
                                                                         Consumer Price Index

------------------------------------------------------------------------------------------------------------------------------------
                                                              Table A6
                                  Petroleos Mexicanos, Subsidiary Entities and Subsidiary Companies
                                     Total sales, net income (loss) and total assets by segment
                                                      Figures in million of Ps.

                                                                                            Subsidiary
                                                                                             Companies
                            Exploration and                Gas and Basic                         and      Intersegment    Total
                               Production      Refining    Petrochemicals   Petrochemicals    Corporate   Eliminations

As of December 31, 2003
Total sales                     426,697        308,308        142,365           16,981        313,381        (582,761)   626,342
       External clients         183,628        294,778         99,935           12,273         35,728               -    626,342
       Intersegments            243,069         13,530         42,430            4,708        277,653        (582,761)         -

Net income (loss)                (2,493)       (35,676)         5,035          (14,207)         4,967             592    (41,782)

Assets                          596,307        215,946         85,858           33,000        473,315        (572,360)   832,066

As of December 31, 2002
Total sales                     281,669        264,164         83,163           11,181        402,833        (561,572)   481,438
       External clients         128,763        256,273         62,436            8,188         25,778               -    481,438
       Intersegments            152,906          7,891         20,727            2,993        377,055        (561,572)         -

Net income (loss)                15,367        (35,321)         2,455          (12,110)          (784)            (99)   (30,492)

Total assets                    400,592        186,384         61,771           24,860        583,002        (559,230)   697,379

------------------------------------------------------------------------------------------------------------------------------------

*Consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Publicos. Financaial statements for the year 2002 are audited and for 2003, unaudited. For inflation recognition of the year 2002 Governmental Rule NIF-06-Bis "A" Section A was considered, and for the year 2003, Section C. As a consequence, 2003 inflation recognition is done in accordance with MEXGAAP.

Note: numbers may not total due to rounding.

Pemex is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploracion y Produccion, Pemex Refinacion, Pemex Gas y Petroquimica Basica and Pemex Petroquimica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the December 31, 2003 exchange rate of Ps. 11.236 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in Pemex most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the Pemex Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA is a non-GAAP measure, which is calculated as described above. It is presented because Pemex believes that it is a widely accepted financial indicator of its ability to service or incur debt. EBITDA should not be considered as an indicator of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Petroleos Mexicanos



                                             By: /s/ OCTAVIO ORNELAS ESQUINCA
                                                 ----------------------------
                                                 Octavio Ornelas Esquinca
                                                 Managing Director of Finance
                                                 and Treasury


Date:  March 3, 2004




                           FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.